FORM - NSAR Q.77(J.)

The amount of distributions from net investment income and net realized capital gain are determined in accordance with federal income tax regulations, which may differ from accounting principles generally accepted in the United States. To the extent these book and tax differences are permanent in nature, such amounts are reclassified among paid in capital, accumulated undistributed net realized gain (loss) on investments and accumulated undistributed net investment income. Accordingly, at December 31, 2003, reclassifications were recorded to increase accumulated undistributed net investment income by $136,951, decrease accumulated net realized loss on investments by $546,357 and decrease paid in capital by $683,308.